October 21, 2005


VIA EDGAR AND FEDEX
-------------------


Mr. Mark P. Shuman
Branch Chief - Legal
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Room 4561
100 F Street, N.E.
Washington, DC  20549


      Re:   BSI2000, Inc.
            Withdrawal of Application for Withdrawal of Registration Statement Filed on October 14, 2005
            File No. 333-110237

Ladies and Gentlemen:

      BSI2000, Inc. (the "Registrant") hereby withdraws its application (the "Form RW") for an order granting withdrawal of its Registration Statement on Form SB-2 filed by the Registrant on November 4, 2003 (File No. 333-110237), and all exhibits thereto, in accordance with Rule 477 of the Securities Act of 1933. The Form RW was filed with the United States Securities and Exchange Commission by the Registrant on October 14, 2005.

      If you have any questions or comments regarding the foregoing, please contact Clayton E. Parker, Esq., or Christopher J. DeLise, Esq., legal counsel to the Registrant, at 305-539-3300. Thank you for your assistance.

      Sincerely,


                               /s/ Jack Harper
                               -------------------------------------------------
                               Jack Harper
                               President, Chief Executive Officer, Chairman, and Principal Executive Officer